

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Richard McGee
Executive Vice President, General Counsel and Secretary
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

> **Re: Plains All American Pipeline, L.P.**
> **Registration Statement on Form S-3**
> **Filed September 6, 2024**
> **File No. 333-281968**

Dear Richard McGee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott D. Rubinsky